SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration 1431-1

SUMMARY OF THE TWO HUNDRED AND TWENTY-FIRST

ORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua José Izidoro Biazetto, 158 - Bloco A - Curitiba, PR, with the presence of the Board members via video conferencing. 2. DATE: December 12, 2021 - 8:30 a.m. 3. PRESIDING: MARCEL MARTINS MALCZEWSKI, Chair; and DENISE TEIXEIRA GOMES, Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS:

The Board of Directors:

I.	unanimously approved the Company’s Budget Proposal for 2022 and the limits for budget commitment for future years;
II.	unanimously approved, after hearing the Statutory Audit Committee, Copel’s Interim Financial Statements for the third quarter of 2021, in English, specially prepared to be filed with the Securities and Exchange Commission - SEC;
III.	unanimously approved the declaration of interim dividends for 2021, based on the profit retention reserve, as Interest on Equity - IoE, to shareholders with position on December 30, 2021, as follows: a) Interest on Equity – IoE, replacing part of the interim dividends for 2021, at the gross amount of two hundred and eighty-three million, one hundred and seventy-three thousand, four hundred and seventy-seven reais, and forty-four centavos (R$283,173,477.44) to be distributed as follows: i) R$0.09748467 per common share (ON); ii) R$0.10723314 per class A preferred share (PNA); iii) R$0.10723314 per class B preferred share (PNB); and iv) R$0.52641723 per UNIT; b) the shares will be traded “ex-interest” as of January 3, 2022, including this date; and c) the ratification of this profit, the definition of the payment date, and the payment of the differences of the profit from 2021, respecting the statutory and legal rules for each type and class of share, will occur at the Annual Shareholders' Meeting to be held until April 2022, in which the Management Report, the Balance Sheet, and the other Financial Statements, as well as the Allocation of the Results for 2021, will be analyzed;
IV.	unanimously approved the indicators and the targets of the Company’s Strategic Planning for the 2022-2026 period;
V.	unanimously approved, after hearing the Statutory Audit Committee, the Company’s Risk Portfolio and the revision of Strategic Risks aligned with the 2022-2026 Strategic Planning;
VI.	unanimously approved, after hearing the Sustainable Development Committee, the Materiality of the 2021 Integrated Report;
VII.	unanimously approved, after hearing the Statutory Audit Committee, the engagement of Deloitte Touche Tohmatsu Auditores Independentes to provide additional independent audit services for Copel Distribuição S.A.;
VIII.	unanimously approved, after hearing the Sustainable Development Committee, the Company’s “Human Rights Policy”;
IX.	unanimously approved, after hearing the Sustainable Development Committee, the Company’s “Environmental Policy”;
X.	unanimously approved, after hearing the Sustainable Development Committee, the Company’s “Sustainability Policy”;
XI.	unanimously approved, after hearing the Sustainable Development Committee, the Company’s “Statutory Bodies’ Compensation Policy”;
XII.	unanimously approved, after hearing the Statutory Audit Committee, the Internal Audit’s Multi-Year Work Plan (PAINT) for 2022;
XIII.	saw the presentation delivered by a specialized organization about the “Future of Energy”;
XIV.	unanimously reelected the following members to the Management of Companhia Paranaense de Energia - Copel for the term of office from January 1, 2022 to December 31, 2023: a) Daniel Pimentel Slaviero as CEO; b) Ana Letícia Feller as Chief Business Management Officer; c) Adriano Rudek de Moura as Chief Financial and Investor Relations Officer; d) Eduardo Vieira de Souza Barbosa as Chief Legal and Regulatory Officer; e) Cassio Santana da Silva as Chief Business Development Officer; f) Vicente Loiácono Neto as Chief Governance, Risk and Compliance Officer; and g) David Campos as Deputy Director of Communications;

XV.	unanimously approved the contribution request of Voltália São Miguel do Gostoso I Participações S.A.;
XVI.	received up-to-date information on UEG Araucária S.A. - UEGA and discussed the matter;
XVII.	acknowledged and discussed the information about Aneel’s 002/2021 Transmission Auction;
XVIII.	saw the presentation with up-to-date information about the Open Innovation Program - Copel Volt and discussed the matter;
XIX.	received a report from the Statutory Audit Committee about various matters and discussed the topics presented ;
XX.	received a report from the Investment and Innovation Committee and the Sustainable Development Committee and discussed the matters presented; and
XXI.	received a report from the Chief Executive Officer on various corporate subjects and discussed the matters.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chair; DANIEL PIMENTEL SLAVIERO - Executive Secretary; ANDRIEI JOSÉ BEBER; CARLOS BIEDERMANN; FAUSTO AUGUSTO DE SOUZA; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; MARCO ANTÔNIO BARBOSA CÂNDIDO; MARCO ANTÔNIO BOLOGNA; and DENISE TEIXEIRA GOMES - Secretary.

This is a free English translation of the summary of the minutes of Copel’s 221st Ordinary Board of Directors’ Meeting drawn up in Company’s Book no. 12.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date December 09, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.